March 6, 2009

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 6010

Attention:  John Hartz, Senior Assistance Chief Accountant

RE:                           Casella Waste Systems, Inc.

Form 10-K for the fiscal year ended April 30, 2008

Forms 10-Q for the periods ended July 31, 2008 and October 31, 2008

Schedule 14A filed August 28, 2008

File No. 0-23211

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in a letter dated February 25, 2009 from John Hartz, Senior Assistance Chief Accountant, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. John S. Quinn, Senior Vice President & Chief Financial Officer, Treasurer of Casella Waste Systems, Inc. concerning the above referenced Form 10-K, Forms 10-Q and Schedule 14A (the “Comment Letter”).  This letter is in response to comments made on the Company’s initial response letter dated February 13, 2009.  The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008

General

Comment:

1.                                     Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

Where appropriate, we are setting forth below proposed revisions to the Company’s existing disclosure.  We note, however, that the proposed revisions may change in the future to reflect then current facts, and certain of the disclosures are entirely a function of then current conditions and so no specific revisions are being proposed in this letter.

Comment:

2.                                     We note that your Form 10-K/A and supplemental response letter filed on February 13, 2009 respond only to those comments in our January 29, 2009 comment letter that will be reflected in the upcoming 10-Q.  We remind you that your responses to our comments 13 through 17 of our January 29, 2009 letter should confirm that you will comply with each comment in future filings.

Response:

We are also filing today our response to your comments 13 through 21 of your January 29, 2009 letter.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, Page 50

Comment:

3.                                     We have reviewed your response to prior comment 5.  We note that EBITDA is calculated in accordance with the definition in your credit facility agreement and includes certain adjustments.  Please disclose the adjustments to arrive at EBIDTA, with corresponding reconciliations to US GAAP amounts.  In addition, please ensure that you do not refer to this measure as EBITDA since you are including other charges in this measure.  See Questions 10 and 14 of our FAQ Regarding the Use of Non-GAAP Financials Measures dated June 13, 2003.

Response:

The Company is clarifying its prior response to prior comment 5 to confirm that in accordance with the guidance provided in Release 33-8350, Section IV, C, in future filings we will provide a discussion and analysis of the material covenants in our current debt agreements to the extent material to an understanding of the Company’s liquidity position and understands its obligations relative to non-GAAP disclosures.  In accordance with Release 33-8350 and Question 10 of the above referenced FAQ, the Company does not propose to include a detailed discussion of its covenants where that information would not be material.

Signatures, Page 58

Comment:

4.                                     The amended Form 10-K/A should also be signed by the company’s principal executive officer, controller or principal accounting officer, and principal financial officer whose title should be shown on the signature page.

Response:

We understand that the Staff will not require our Form 10-K/A to be re-filed in response to this comment.  We confirm and understand our obligations under General Instruction D of Form 10-K with respect to signatures required on the 10-K.

In connection with this response to the Comment Letter, the Company acknowledges to you that:

2

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company  may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (802) 772-2241.

Sincerely,

/s/John S. Quinn
John S. Quinn
Senior Vice President & Chief Financial Officer, Treasurer